Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a copy of presentation materials that will be used by First Midwest Bancorp, Inc. at one or more investor relations conferences or meetings with analysts or potential investors during the third quarter of 2019.